Exhibit 99.8

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Student Transportation Inc. (the “Company”) on Form 40-F for the fiscal year ended June 30, 2017, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Patrick J. Walker, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 28, 2017

/s/ Patrick J. Walker
Name:	Patrick J. Walker
Title:	Executive Vice President and
Chief Financial Officer